SEC 05037993 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65800

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hall and Romkema Financial Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH, D.C. 179

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 Coolidge
(No. and Street)

East Lansing	**Michigan**	**48823-**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Alan Romkema **(517) 337-8900**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meyaard Tolman Venlet p.c.
(Name – *if individual, state last, first, middle name*)

16 E. Main Avenue	**Zeeland**	**Michigan**	**49464**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Alan Romkema, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hall and Romkema Financial Services, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Joe Alan Romkema General Principal

Title

Notary Public

PAMELA J. MUENCHEN
Notary Public, Ingham Co., MI
My Comm. Expires Dec. 26, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.

SEC FILE NUMBER: 8-65800

FIRM ID: 124609

FINANCIAL STATEMENTS

**YEARS ENDED DECEMBER 31, 2004
AND 2003**

MEYAARD TOLMAN & VENLET p.c.
Certified Public Accountants
Zeeland, Michigan

TABLE OF CONTENTS

Meyaard Tolman Venlet p.c.
CERTIFIED PUBLIC ACCOUNTANTS

GLENN MEYAARD, CPA
JAYNE E. VENLET, CPA
CHARLES D. OLSZEWSKI, CPA

JERRY L. BROEKHUIS, CPA, MST

KENNETH TOLMAN, CPA (1959-2003)

INDEPENDENT AUDITOR'S REPORT

To the Members
Hall & Romkema Financial Services, L.L.C.
East Lansing, Michigan

We have audited the accompanying statements of financial condition of Hall & Romkema Financial Services, L.L.C. as of December 31, 2004 and 2003, and the related statements of income, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial condition of Hall & Romkema Financial Services, L.L.C. as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computations of net capital, basic net capital requirement and aggregate indebtedness as of December 31, 2004, on pages 6 and 7, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such computations have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meyaard Tolman & Venlet p.c.

Meyaard Tolman & Venlet p.c.
Certified Public Accountants
February 15, 2005

16 E. MAIN AVENUE / P.O. BOX 320 / ZEELAND, MI 49464
PHONE (616) 772-1901 / FAX (616) 772-0048 / 1-800-320-6271

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2004	2003
CURRENT:		
Cash - operating	$ 9,575	$ 9,986
Accounts receivable	11,704	-
Receivable from member	4,000	-
Prepaid expenses	3,730	3,356
Other current assets	-	6
Total Current Assets	29,009	13,348
OTHER:		
Clearing account deposit	14,980	15,001
TOTAL ASSETS	$ 43,989	$ 28,349

LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 4,976	$ -
Loan payable	-	15,888
Total Current Liabilities	4,976	15,888
MEMBERS' EQUITY	39,013	12,461
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 43,989	$ 28,349

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2004	2003
Beginning balance	$ 12,461	$ 16,360
Net loss	(63,548)	(60,234)
Member capital contributions	90,100	56,335
Ending balance	$ 39,013	$ 12,461

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

	2004	2003
REVENUES:		
Commissions	$ 20,094	$ -
Advisory fees	19,610	-
Other	2,053	-
Total Revenues	41,757	-
GENERAL AND ADMINISTRATIVE EXPENSES:		
Professional services	38,899	1,490
Clearing charges	21,660	-
Consulting services	20,133	36,893
Marketing costs	8,068	6,676
Professional fees and licenses	4,864	7,316
Office supplies and expense	5,157	457
Online service	3,390	582
Publications / informational materials	1,334	3,463
Miscellaneous	927	479
Fidelity bond	369	369
Printing	292	855
Travel and entertainment	268	1,662
Total General and Administrative Expenses	105,361	60,242
Operating Loss	(63,604)	(60,242)
OTHER INCOME (EXPENSE):		
Interest income	56	8
NET LOSS	$ (63,548)	$ (60,234)

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (63,548)	$ (60,234)
(Increase) decrease in:		
Receivables	(15,704)	-
Prepaid expenses	(374)	(3,355)
Other current assets	6	6,367
Increase (decrease) in:		
Accounts payable	4,976	-
Net Cash Provided (Used) by Operating Activities	(74,644)	(57,222)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Change in clearing account deposit	21	(15,001)
Net Cash Provided (Used) by Investing Activities	21	(15,001)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' capital contributions	90,100	56,335
Loans (repayments)	(15,888)	15,888
Net Cash Provided (Used) by Financing Activities	74,212	72,223
Net increase (decrease) in cash	(411)	-
Cash, beginning	9,986	9,986
Cash, ending	$ 9,575	$ 9,986

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004

Total members' equity from statement of financial condition	$	39,013
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		39,013
Additions		-
Total capital and allowable subordinated liabilities		39,013
Deductions - nonallowable assets from statement of financial condition:		
Accounts receivable		(11,704)
Receivable from member		(4,000)
Prepaid expenses		(3,730)
Net capital before haircuts on securities positions		19,579
Haircuts on securities		(300)
Net capital	$	19,279

There are no material differences between above computation and the Company's computation as reported on Part II of Form X-17A-5.

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2004

Minimum net capital required:				
Total aggregate indebtedness	$	4,976		
Applicable percentage		6.67%		
		332		
Minimum dollar net capital requirement		5,000		
Net capital requirement			$	5,000
Excess net capital (net capital less net capital requirement)				14,279
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)				18,782
120% of required net capital				6,000
Net capital in excess of 120% of required net capital				13,279

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	4,976
Additions		-
Total aggregate indebtedness	$	4,976
Percentage of aggregate indebtedness to net capital		26%

See notes to financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below:

NATURE OF OPERATIONS - The Company was formed as a limited liability corporation (LLC) in East Lansing, Michigan during 2002. During 2003, the Company registered as a limited corporate securities broker-dealer firm with the National Association of Securities Dealers (NASD), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH - For purposes of the statements of cash flows, cash consists of amounts on deposit in a checking account.

CLEARING ACCOUNT DEPOSIT

The Company utilizes the services of a New York Stock Exchange member to act as their clearing agent for all customer security transactions. As security for this contractual relationship, the Company was required to deposit $15,000 with the clearing agent.

LOAN PAYABLE

The Company owed the Certified Public Accounting firm of Hall & Romkema, $15,888 at December 31, 2003. The loan was interest free, unsecured and due upon demand. This debt was incurred as a result of costs and expenses paid by the accounting firm in behalf of the Company during their start-up phase. The loan was paid in its entirety during 2004. See Related Party Transactions.

INCOME TAX

The Company has elected to be treated as a limited liability company (LLC) for tax purposes. Income taxes on the income of an LLC are the responsibility of the members of the Company. Therefore, no provision for federal income tax is recorded in the financial statements.

RELATED PARTY TRANSACTIONS

Three members, who collectively own 80% of the Company, are also owners of Hall & Romkema, a Certified Public Accounting Firm (the accounting firm). The Company shares office space with the accounting firm. A total of $4,800 and $400 was paid by the Company to the accounting firm for office usage and occupancy expenses during the years ended December 31, 2004 and 2003, respectively.

The Company paid the accounting firm $38,899 and $1,490 for professional advisory and accounting fees during the years ended December 31, 2004 and 2003, respectively. The Company also paid the accounting firm $8,068 and $6,676 for marketing expenses during the years ended December 31, 2004 and 2003, respectively.

The accounting firm paid various costs and expenses of the Company during their start-up phase, which have been reimbursed by the Company. The Company owed the accounting firm $15,888 at December 31, 2003 as a result of such transactions. The amount was paid in its entirety during 2004. See Loan Payable.

Meyaard Tolman Venlet p.c.
CERTIFIED PUBLIC ACCOUNTANTS

GLENN MEYAARD, CPA
JAYNE E. VENLET, CPA
CHARLES D. OLSZEWSKI, CPA

JERRY L. BROEKHUIS, CPA, MST

KENNETH TOLMAN, CPA (1959-2003)

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members
Hall & Romkema Financial Services, L.L.C.
3495 Coolidge Road
East Lansing MI 48823

In planning and performing our audit of the financial statements and supplementary information of Hall & Romkema Financial Services, L.L.C. (the Company) for the year ended December 31, 2004, on which we have issued our report dated February 15, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Securities Exchange Act of 1934, Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

16 E. MAIN AVENUE / P.O. BOX 320 / ZEELAND, MI 49464
PHONE (616) 772-1901 / FAX (616) 772-0048 / 1-800-320-6271

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the members and management of the Company, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Respectfully submitted,

Meyaard Tolman & Venlet p.c.

Meyaard Tolman & Venlet p.c.
Certified Public Accountants

Zeeland, Michigan
February 15, 2005